November 17, 2006
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510
Attn: Mr. David R. Humphrey
Re: October 24, 2006 SEC Comment Letter
Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarterly period ended June 30, 2006
File No. 001-14164
Dear Mr. Humphrey:
We are submitting this response to your letter dated October 24, 2006 with respect to your comments on the Sun-Times Media Group, Inc. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) and the Company’s Interim Report for the quarterly period ended June 30, 2006 (the “Form 10-Q”). We understand and appreciate that the purpose of your review is to assist us in our compliance with applicable disclosure requirements and enhance the overall disclosures in our filings.
For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter and is followed by the Company’s responses including, as appropriate, proposed revisions to disclosures that we anticipate making in future filings.
Form 10-K
1.	We note your response to our prior comment #2. However, considering that footnote 68 of SAB 101 (effective as of December 31, 2000) specifically stated that gains and losses from the sale of assets should be reported as “other general expenses,” under Article 5-03(b)(6) of Regulation S-X, we disagree with your conclusion. Further, paragraphs 51 of SFAS 144 addresses balance sheet classification and, as discussed in paragraph B132 of SFAS 144, the Board did not intend to “grandfather” previous methods of accounting indefinitely. Accordingly, we believe you should revise your financial statements.

The Company will revise its financial statements to comply with the staff’s comments beginning with its Form 10-Q for the quarterly period ended September 30, 2006.

2.	We note your response to our prior comments #3 and #4. However, we believe the language in paragraph 11 of SFAS 131 is meant to supplement the language in paragraph 10 by clearly scoping out an enterprise’s pension and other postretirement benefit plans as well as corporate or functional segments that have incidental or no revenues. As such, we disagree with your conclusion that the administrative segments and Canadian-related activities segments qualify as reportable segments under SFAS 131. Please revise.

The Company will revise its financial statements to comply with the staff’s comments beginning with its Form 10-Q for the quarterly period ended September 30, 2006.
We have attempted to provide a clear, complete response and resolution/approach to each comment provided. In addition, we acknowledge that:
The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about our responses or would like to discuss any of our views further, please feel free to contact Thomas Kram, Corporate Controller and Chief Accounting Officer at 708-342-7878 on any accounting or disclosure matters, or James Van Horn, Vice President and General Counsel, at 212-586-5666 on any legal matters.
Sincerely,
/S/ GREGORY A. STOKLOSA
Gregory A. Stoklosa
Vice President and Chief Financial Officer

cc:	Mr. Gordon A. Paris, President and Chief Executive Officer

KPMG LLP

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Mr. James Van Horn, Vice President, General Counsel and Secretary

Mr. Thomas L. Kram, Corporate Controller and Chief Accounting Officer